Münchener Rück
Munich Re Group

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Attn. Ms. Mary Cascio
100 F Street. NE
Washington, DC 20549

USA


08002024

Central Division Group Legal
Queries to Mr. Dr. Mörlein

Tel.: +49 (89) 3891-9853
Fax: +49 (89) 3891-79853

Date: 09 April 2008
E-mail: wmoerlein@munichre.com

Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München
Exemption under Rule 12g3-2(b) of the Securities Exchange Act of 1934
Registration No. 82 - 34975

Dear Ms. Cascio,

Ref.: Annual General Meeting 2008

As notified in our last letter from 3. April 2008 you will find enclosed the Annual Document 2007 in accordance with section 10 para. 1 of the German Securities Prospectus Act (WpHG).

Yours sincerely,

Münchener Rückversicherungs-Gesellschaft
Group Legal 1.2

Münchener Rückversicherungs-Gesellschaft
Aktiengesellschaft in München
Königinstraße 107, 80802 München
Sitz der Gesellschaft: München
Amtsgericht München, HRB 42039

Letters: 80791 München
Tel.: +49 (89) 3891-0
Fax: +49 (89) 3990-56
E-mail: info@munichre.com
http://www.munichre.com



Annual document

In accordance with the rules laid down in Section 10 para. 1 of the German Securities Prospectus Act, the information listed on the right was published or made available to the public in the business year ended 2007.

Annual document pursuant to Section 10 para. 1 of the German Securities Prospectus Act (WpPG)

Ad-hoc Announcements (§ 15 WpHG)

>> Ad-hoc report as at 4 May 2007: Share buy-back of up to €2bn resolved

Internet address:
http://www.munichre.com/en/ir/publications/ad_hoc/2007/2007_05_04_ad-hoc.aspx
>> Ad-hoc Meldung vom 17 October 2007: Munich Re concludes agreement to acquire specialist US primary insurer The Midland Company (Midland)

Internet address:
http://www.munichre.com/en/ir/publications/ad_hoc/2007/2007_10_17_ad-hoc.aspx

Information published in accordance with Section 15a of the German Securities Trading Act

>> Overview of all Transactions in Accordance with section 15a of the WpHG in 2007 (PDF, 45 KB)

Internet address:
http://www.munichre.com/app_resources/pdf/ir/corporate_governance/
publication_and_notification_of_transactions_in_accordance_en.pdf

Notifications relating to holding of voting rights

>> Notifications relating to holding of voting rights 2007

Notification relating on 22 October 2007 (Own shares)
Notification relating on 22 June 2007 (UBS AG, Zürich/Schweiz)
Notification relating on 25 May 2007 (UBS AG, Zürich/Schweiz)
Notification relating on 19 April 2007 (Eigene Aktien)
Notification relating on 05 April 2007 (Barclays Global Investors UK Holdings Limited, London/England)
Notification relating on 05 April 2007 (UBS AG, Zürich/Schweiz)
Notification relating on 14 March 2007 (Allianz SE)
Notification relating on 21 February 2007 (Fidelity Management and Research Corporation, Boston/USA)
Notification relating on 12 February 2007 (Own shares)
Internet address:
http://www.munichre.com/en/ir/publications/notifications/archive/notifications_2007.aspx

Annual and interim reports

>> Quarterly Report 3/2007 (PDF, 346 KB)

Internet address:
http://www.munichre.com/publications/302-02816_en.pdf

>> Quarterly Report 2/2007 (Semi-Annual Report) (PDF, 827 KB)

Internet address:
http://www.munichre.com/publications/302-05345_en.pdf

>> Quarterly Report 1/2007 (PDF, 2.5 MB)

Internet address:
http://www.munichre.com/publications/302-05342_en.pdf

>> Munich Re Group Annual Report 2006 (PDF, 1.8 MB)

Internet address:
http://www.munichre.com/publications/302-05251_en.pdf

>> Annual Report Company 2006 (PDF, 380 KB)

Internet address:
http://www.munichre.com/publications/302-05261_en.pdf

>> List of participations pursuant to Section 285 item. 11 and Section 313 para. 2 of the German Commercial Code, 31.12.2006 (PDF, 231 KB, German version)

Internet address:
http://www.munichre.com/app_resources/pdf/ir/publications/shareholdings/302-05266_de.pdf

>> Preliminary notice of semi-annual and interim reports (PDF, 22 KB, German version)

Internet address:
http://www.munichre.com/app_resources/pdf/ir/publications/shareholdings/dgap_preliminary_notice_financial_reports_de.pdf

Further publications

>> Invitation to the AGM 2007 with agenda (PDF, 109 KB)

Internet address:
http://www.munichre.com/app_resources/pdf/ir/agm/2006/302-05264_en.pdf

>> Dividend Notice 2007

Internet address:
http://www.munichre.com/en/ir/agm/archive/2007/dividend_notice.aspx

>> Announcement pursuant to Section 30b para. 1 sentence 1 item 2 of the German Securities Trading Act (WpHG) regarding the retirement of shares of 20 April 2007 (PDF, 12 KB)

Internet address:
http://www.munichre.com/app_resources/pdf/ir/shares/annual_documents/announcement_pursuant_to_regarding_the_retirement_of_shares_2007_04_20_en.pdf

>> Notification of resolution to buy back own shares pursuant to Section 30b para. 1 sentence 1 item 2 of the German Securities Trading Act (WpHG) of 27 April 2007 (PDF, 11 KB)

Internet address:
http://www.munichre.com/app_resources/pdf/ir/shares/annual_documents/notification_of_resolution_to_buy_back_own_shares_2007_04_27_en.pdf

>> Disclosure according to Section 4, para. 2 of Regulation (EC) No. 2273/2003 of 4 May 2007 (PDF, 24 KB)

Internet address:
hhttp://www.munichre.com/app_resources/pdf/ir/shares/share_buy-back/2007_05_04_disclosure_according_en.pdf

>> Announcement pursuant to Section 30b para. 1 sentence 1 item 2 of the German Securities Trading Act (WpHG) regarding the retirement of shares of 29 June 2007 (PDF, 14 KB)

Internet address:
http://www.munichre.com/app_resources/pdf/ir/shares/annual_documents/announcement_pursuant_to_regarding_the_retirement_of_shares_2007_06_29_de.pdf

Group calendar

>> Past dates

Internet address:
http://www.munichre.com/en/ir/dates/past_dates.aspx

We wish to point out that the published information may contain some information that is no longer up to

date.

END